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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                 SCHEDULE 13D/A*
                   Under the Securities Exchange Act of 1934**

                           ---------------------------


                       BRITISH SKY BROADCASTING GROUP plc
                                (Name of Issuer)

                           ---------------------------


                  Ordinary Shares, Nominal Value 50p Per Share
                         (Title of Class of Securities)

                           ---------------------------


                                    G15632105
                                 (CUSIP Number)

                           ---------------------------


                             Vivendi Universal S.A.
                             42, avenue de Friedland
                          75380 Paris, Cedex 08, France
                          Telephone: 33 (1) 71 71 10 00

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                      ------------------------------------


                                    Copy to:
                              Faiza J. Saeed, Esq.
                             Cravath, Swaine & Moore
                                 Worldwide Plaza
                                825 Eighth Avenue
                               New York, NY 10019
                                 (212) 474-1000

                      ------------------------------------


                                  May 20, 2002
             (Date of Event Which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ __ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* Note: This statement constitutes Amendment No. 2 of the Report on Schedule 13D of the reporting group consisting of Vivendi Universal S.A., Friedland Finance (Number One) Limited and Friedland Finance (Number Two) Limited.

** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. G15632105
--------------------------------------------------------------------------------
(1)    |      NAME OF REPORTING PERSON
       |      Vivendi Universal S.A.
       |
       |      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       |      Not Applicable (foreign entity)
--------------------------------------------------------------------------------
(2)    |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
       |               (a) (x)
       |               (b) (  )
--------------------------------------------------------------------------------
(3)    |      SEC USE ONLY
--------------------------------------------------------------------------------
(4)    |      SOURCE OF FUNDS
       |      WC, OO
--------------------------------------------------------------------------------
(5)    |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       |      TO ITEMS 2(d) OR 2(e)                          (  )
--------------------------------------------------------------------------------
(6)    |      CITIZENSHIP OR PLACE OF ORGANIZATION
       |      Republic of France
--------------------------------------------------------------------------------
          NUMBER OF    |        (7)       SOLE VOTING POWER
           SHARES      |                  None
        BENEFICIALLY   | -------------------------------------------------------
          OWNED BY     |        (8)       SHARED VOTING POWER
            EACH       |                  None
          REPORTING    | -------------------------------------------------------
           PERSON      |        (9)       SOLE DISPOSITIVE POWER
            WITH       |                  None
                       | -------------------------------------------------------
                       |        (10)      SHARED DISPOSITIVE POWER
                       |                  None
--------------------------------------------------------------------------------
(11)   |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |    None
--------------------------------------------------------------------------------
(12)   |    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       |    SHARES (  )            (See Instructions)
--------------------------------------------------------------------------------
(13)   |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       |    0%
--------------------------------------------------------------------------------
(14)   |    TYPE OF REPORTING PERSON
       |    CO
--------------------------------------------------------------------------------

CUSIP No. G15632105
--------------------------------------------------------------------------------
(1)    |      NAME OF REPORTING PERSON
       |      Friedland Finance (Number One) Limited
       |
       |      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       |      Not Applicable (foreign entity)
--------------------------------------------------------------------------------
(2)    |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
       |               (a) (x)
       |               (b) (  )
--------------------------------------------------------------------------------
(3)    |      SEC USE ONLY
--------------------------------------------------------------------------------
(4)    |      SOURCE OF FUNDS
       |      OO
--------------------------------------------------------------------------------
(5)    |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       |      TO ITEMS 2(d) OR 2(e)                          (  )
--------------------------------------------------------------------------------
(6)    |      CITIZENSHIP OR PLACE OF ORGANIZATION
       |      United Kingdom
--------------------------------------------------------------------------------
          NUMBER OF    |        (7)       SOLE VOTING POWER
           SHARES      |                  None
        BENEFICIALLY   | -------------------------------------------------------
          OWNED BY     |        (8)       SHARED VOTING POWER
            EACH       |                  None
          REPORTING    | -------------------------------------------------------
           PERSON      |        (9)       SOLE DISPOSITIVE POWER
            WITH       |                  None
                       | -------------------------------------------------------
                       |        (10)      SHARED DISPOSITIVE POWER
                       |                  None
--------------------------------------------------------------------------------
(11)   |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |    None
--------------------------------------------------------------------------------
(12)   |    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       |    SHARES (  )            (See Instructions)
--------------------------------------------------------------------------------
(13)   |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       |    0%
--------------------------------------------------------------------------------
(14)   |    TYPE OF REPORTING PERSON
       |    CO
--------------------------------------------------------------------------------

CUSIP No. G15632105
--------------------------------------------------------------------------------
(1)    |      NAME OF REPORTING PERSON
       |      Friedland Finance (Number Two) Limited
       |
       |      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       |      Not Applicable (foreign entity)
--------------------------------------------------------------------------------
(2)    |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
       |               (a) (x)
       |               (b) (  )
--------------------------------------------------------------------------------
(3)    |      SEC USE ONLY
--------------------------------------------------------------------------------
(4)    |      SOURCE OF FUNDS
       |      OO
--------------------------------------------------------------------------------
(5)    |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       |      TO ITEMS 2(d) OR 2(e)                          (  )
--------------------------------------------------------------------------------
(6)    |      CITIZENSHIP OR PLACE OF ORGANIZATION
       |      United Kingdom
--------------------------------------------------------------------------------
          NUMBER OF    |        (7)       SOLE VOTING POWER
           SHARES      |                  None
        BENEFICIALLY   | -------------------------------------------------------
          OWNED BY     |        (8)       SHARED VOTING POWER
            EACH       |                  None
          REPORTING    | -------------------------------------------------------
           PERSON      |        (9)       SOLE DISPOSITIVE POWER
            WITH       |                  None
                       | -------------------------------------------------------
                       |        (10)      SHARED DISPOSITIVE POWER
                       |                  None
--------------------------------------------------------------------------------
(11)   |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |    None
--------------------------------------------------------------------------------
(12)   |    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       |    SHARES (  )            (See Instructions)
--------------------------------------------------------------------------------
(13)   |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       |    0%
--------------------------------------------------------------------------------
(14)   |    TYPE OF REPORTING PERSON
       |    CO
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                  Statement of

                             Vivendi Universal S.A.

                     Friedland Finance (Number One) Limited
                                       and
                     Friedland Finance (Number Two) Limited

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                  in respect of

                       BRITISH SKY BROADCASTING GROUP plc


     This Report on Schedule 13D relates to the ordinary shares, nominal value 50p per share (the "Issuer Ordinary Shares"), of British Sky Broadcasting Group plc, an English public limited company (the "Issuer"). The Report on Schedule 13D originally filed with the Commission by the reporting group (the "Reporting Group") consisting of Vivendi Universal S.A., a societe anonyme organized under the laws of the Republic of France ("Vivendi"), Friedland Finance (Number One) Limited, an English limited company ("Friedland One") and Friedland Finance (Number Two) Limited, an English limited company ("Friedland Two") on April 25, 2001 (the "Reporting Group Schedule 13D"), is hereby amended and supplemented to include the information set forth herein. This Report on Schedule 13D constitutes Amendment No. 2 to the Reporting Group 13D, Amendment No. 1 to the Report on Schedule 13D of Friedland One (the "Friedland One 13D"), and Amendment No. 1 to the Report on Schedule 13D of Friedland Two (the "Friedland Two 13D"). The Reporting Group 13D, the Friedland One 13D and the Friedland Two 13D are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

     The Reporting Group hereby amend the Schedule 13D to reflect the fact that as of May 20, 2002, no Member of the Reporting Group is a beneficial owner of any securities of British Sky Broadcasting Group plc.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     As previously disclosed, in connection with the September 1999 business combination agreement among Vivendi, Canal+S.A., a societe anonyme organized under the laws of the Republic of France and Pathe S.A. ("Pathe"), a societe anonyme organized under the laws of the Republic of France, Vivendi assumed certain bonds originally issued by Pathe which were exchangeable into Issuer Ordinary Shares. Over the period between February 7, 2002, and March 4, 2002, Vivendi disposed of 14,494,819 of the Issuer Ordinary Shares originally acquired from Pathe in exchange for the retirement of the remaining outstanding exchangeable bonds. Each Issuer Ordinary Share was delivered against retirement of Ffr 53.04 in principal amount of the exchangeable bonds.

     On April 4, 2002, Vivendi sold the remaining 390,069 Issuer Ordinary Shares originally acquired from Pathe in the open market at a price of 791.61p. The Issuer Ordinary Shares were delivered on April 12, 2002.

     As previously disclosed, on October 8, 2001, Friedland One and Friedland Two each issued an Exchangeable Note due 2005 to Deutsche Bank for aggregate proceeds of GBP 2,519,753,859. The aggregate principal amount of the Exchangeable Notes was based on the 196,989,203 Issuer Ordinary Shares held by Friedland One and the 203,607,595 Issuer Ordinary Shares held by Friedland Two multiplied by a price per Issuer Ordinary Share of 629p. On May 20, 2002, Deutsche Bank exchanged the Exchangeable Notes against delivery of all 400,596,798 Issuer Ordinary Shares held by Friedland One and Friedland Two. In connection with the exchanges, all obligations of either party under the TRS were terminated.

     As a result of the foregoing transactions, no member of the Reporting Group is the beneficial owner of any Issuer Ordinary Shares.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Vivendi Universal S.A.,

                                         by /s/ Dominique Gibert
                                            -----------------------------------
                                            Name:  Dominique Gibert
                                            Title: Deputy Chief Financial
                                                   Officer


                                       Friedland Finance (Number One) Ltd,

                                         by /s/ Richard Constant
                                            -----------------------------------
                                            Name:  Richard Constant
                                            Title: Director


                                       Friedland Finance (Number Two) Ltd,

                                         by /s/ Richard Constant
                                            -----------------------------------
                                            Name:  Richard Constant
                                            Title: Director



Dated:  May 29, 2002

                                  EXHIBIT INDEX



Exhibit
Number                                      Exhibit Name
-------                                     ------------

1. Trust Deed between Pathe and Chase Manhattan Trustees Limited, dated 10th November, 1998. /*/

2. Agency Agreement by and among Vivendi, as Issuer, BNP Paribas, as Fiscal Agent, Principal Exchange Agent, Principal Paying Agent and Calculation Agent, and Paribas Luxembourg as Exchange Agent and Paying Agent in Luxembourg, dated 5 July 2000. /*/

3.        Articles of Association of Friedland Finance (Number One) Limited. /*/

4.        Articles of Association of Friedland Finance (Number Two) Limited. /*/

5. Subscription Agreement dated October 8, 2001, among Friedland Finance (Number One) Limited and Deutsche Bank AG London. /*/

6. Subscription Agreement dated October 8, 2001, among Friedland Finance (Number Two) Limited and Deutsche Bank AG London. /*/

7.        Exchangeable Note dated October 8, 2001, by Friedland Finance (Number
          One) Limited in favor of Deutsche Bank AG London. /*/

8.        Exchangeable Note dated October 8, 2001, by Friedland Finance (Number
          Two) Limited in favor of Deutsche Bank AG London. /*/

9. Irrevocable Sale Mandate in Respect of BSKYB Shares dated October 8, 2001, by Friedland Finance (Number One) Limited to Morgan Grenfell & Co. Limited. /*/

10. Irrevocable Sale Mandate in Respect of BKSYB Shares dated October 8, 2001, by Friedland Finance (Number Two) Limited to Morgan Grenfell. /*/

11. Letter Agreement dated October 8, 2001, between Deutsche Bank AG London and Vivendi Universal S.A. /*/

/*/ Previously filed.